

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 15, 2017

Via E-Mail
Abhijit Bhattacharya
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands

      Re: Koninklijke Philips N.V.
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed February 21, 2017
              File No. 1-05146

Dear Mr. Bhattacharya:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letters to us dated January 30, 2015 and March 5, 2015, you discussed contacts with Syria and Sudan. Several Philips websites list distributors in Syria and/or Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 20-F. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your 2015 letters, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan,

directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities that they control.

2. Please discuss the materiality of the contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Marnix van Ginneken
        Executive Vice President, Chief Legal Officer and Secretary
        Koninklijke Philips N.V.

        Amanda Ravitz
        Assistant Director